As filed with the Securities and Exchange Commission on February 14, 1997

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                Alyn Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)




                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    022611107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



      Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 022611107                                     SCHEDULE 13G
----------------------------------------------


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Robin A. Carden

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /  /


                                                                   (b)  /  /


--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
2                            5          SOLE VOTING POWER
                                              3,132,000
                           -----------------------------------------------------
NUMBER OF                    6          SHARED VOTING POWER
SHARES                                          0
BENE ICIALLY               -----------------------------------------------------
OWNED BY                     7          SOLE DISPOSITIVE POWER
EACH                                          3,132,000
REPORTING                  -----------------------------------------------------
PERSON WITH                  8          SHARED DISPOSITIVE POWER
                                                 0
                          ------------------------------------------------------


--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,132,000
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    29.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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----------------------------------------------
CUSIP No. 022611107                                     SCHEDULE 13G
----------------------------------------------


Item 1(a).      Name of Issuer:

                Alyn Corporation (the "Company")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                16761 Hale Avenue
                Irvine, California  92606

Item 2(a).      Name of Person Filing:

                Robin A. Carden

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                c/o Alyn Corporation
                16761 Hale Avenue
                Irvine, California 92606

Item 2(c).      Citizenship:

                U.S.A.

Item 2(d).      Title of Class of Securities:

                Common Stock, $.001 par value per share (the "Common Stock")

Item 2(e).      CUSIP Number:

                022611107

Item 3.         Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or
                13d-2(b):

                Not Applicable.



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----------------------------------------------
CUSIP No. 022611107                                     SCHEDULE 13G
----------------------------------------------


Item 4.         Ownership:

                (a)      Amount Beneficially Owned as of December 31, 1996:
                         3,132,000 shares of Common Stock

                (b)      Percent of Class:
                         29.1%

                (c)      Number of shares as to which the Reporting Person has:

                         (i) sole power to vote or to direct the vote  3,132,000

                         (ii) shared power to vote or to direct the vote  0

                         (iii) sole power to dispose or to direct the
                                disposition of  3,132,000

                         (iv) shared power to dispose or to direct the
                                disposition of 0

Item 5.         Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding
                Company:

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group:

                Not Applicable.


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Item 9.         Notice of Dissolution of Group:

                Not Applicable.

Item 10.        Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:  February 10, 1997        /s/ Robin A. Carden
                                 ----------------------------------------------
                                 Robin A. Carden




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